Issuer Free Writing Prospectus dated March 16, 2017

Filed Pursuant to Rule 433

Registration No. 333-211437

Supplementing the Preliminary Prospectus Supplement dated March 15, 2017

(To Prospectus dated May 18, 2016)

Tesla, Inc.

2.375% Convertible Senior Notes due 2022

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Convertible Notes Offering and should be read together with the preliminary prospectus supplement dated March 15, 2017 relating to the Convertible Notes Offering (together with the accompanying prospectus dated May 18, 2016, the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith.

Issuer:	Tesla, Inc., a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	TSLA / The Nasdaq Global Select Market (“Nasdaq”)

Pricing Date:	March 16, 2017

Settlement Date:	March 22, 2017

Nasdaq Last Reported Sale Price on

March 16, 2017:	$262.05 per share of common stock of the Issuer, par value $0.001 per share (the “Common Stock”)

Total Transaction Size:	Approximately $1.2 billion in net proceeds from the Common Stock Offering (defined below) and Convertible Notes Offering (or up to approximately $1.4 billion if the underwriters’ options to purchase additional shares of Common Stock and additional Notes are both exercised in full).

Convertible Notes Offering

Securities Offered:	2.375% Convertible Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount Offered:	$850,000,000 aggregate principal amount of Notes (or $977,500,000 aggregate principal amount of Notes if the underwriters exercise in full their option to purchase additional Notes)

Maturity:	March 15, 2022, unless earlier purchased or converted

Interest Rate:	2.375% per annum, accruing from March 22, 2017

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2017

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from March 22, 2017

Conversion Premium:	Approximately 25.0% above the Price to Public in the Common Stock Offering

Initial Conversion Price:	Approximately $327.50 per share of Common Stock

Initial Conversion Rate:	3.0534 shares of Common Stock per $1,000 principal amount of Notes

Underwriting Discount:	$11.349 per Note

$9.6 million in aggregate (or $11.1 million in aggregate if the underwriters exercise in full their option to purchase additional Notes)

Net Proceeds:	The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $839.8 million (or approximately $965.9 million if the underwriters exercise in full their option to purchase additional Notes), after deducting underwriting discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Convertible Notes Offering and its concurrent Common Stock Offering to strengthen its balance sheet and further reduce any risks associated with the rapid scaling of its business due to the launch of Model 3, as well as for general corporate purposes. In addition, the Issuer will use approximately $131.5 million of these proceeds (after such cost is partially offset by the proceeds from warrant transactions described in “Description of Convertible Note Hedge and Warrant Transactions”) to pay the net cost of the convertible note hedge transaction entered into in connection with this Convertible Notes Offering.

If the underwriters exercise their option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

Convertible Note Hedge Transactions and Warrant Transactions:	In connection with the pricing of the Notes, the Issuer has entered into privately negotiated convertible note hedge transactions with one or more of the underwriters or their respective affiliates or other financial institutions (“hedge counterparties”). The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, the number of shares of Common Stock that will initially underlie the Notes.

The Issuer also has entered into warrant transactions with the hedge counterparties relating to the same number of shares of Common Stock, with a strike price of $655.00, subject to customary anti-dilution adjustments.

The convertible note hedge transactions are expected to reduce potential dilution to Common Stock and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon any conversion of Notes. However, the warrant transactions could separately have a dilutive effect to the extent that the market price per share of Common Stock exceeds the applicable strike price of the warrants on the applicable expiration dates.

If the underwriters exercise their option to purchase additional Notes, the Issuer may enter into additional convertible note hedge and warrant transactions.

CUSIP:	88160R AD3

ISIN:	US88160RAD35

Book-Running Managers:	Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC

Adjustment to Conversion Rate Upon Conversion In Connection With a Make Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$ 262.00	$ 275.00	$ 300.00	$ 327.50	$ 350.00	$ 400.00	$ 450.00	$ 500.00	$ 550.00	$ 600.00	$ 650.00
March 22, 2017	0.7633	0.7464	0.5875	0.4507	0.3615	0.2162	0.1221	0.0621	0.0255	0.0055	0.0000
March 15, 2018	0.7633	0.7430	0.5801	0.4407	0.3505	0.2050	0.1122	0.0542	0.0200	0.0028	0.0000
March 15, 2019	0.7633	0.7415	0.5721	0.4286	0.3366	0.1904	0.0995	0.0443	0.0133	0.0002	0.0000
March 15, 2020	0.7633	0.7322	0.5535	0.4043	0.3103	0.1650	0.0788	0.0297	0.0052	0.0000	0.0000
March 15, 2021	0.7633	0.6937	0.4998	0.3431	0.2481	0.1113	0.0401	0.0073	0.0000	0.0000	0.0000
March 15, 2022	0.7633	0.5829	0.2799	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $650.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $262.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 3.8167, subject to adjustment in the same manner as the conversion rate as set forth under “Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Concurrent Common Stock Offering (the “Common Stock Offering”):

Securities Offered:	1,335,878 shares of Common Stock (or 1,536,259 shares if the underwriters exercise in full their option to purchase additional shares) of the Issuer

Price to Public:	$262.00 per share of Common Stock

Net Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $347.4 million (or $399.6 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Common Stock Offering and the Convertible Notes Offering to strengthen its balance sheet and further reduce any risks associated with the rapid scaling of its business due to the launch of Model 3, as well as for general corporate purposes. In addition, the Issuer will use approximately $131.5 million of these proceeds (after such cost is partially offset by the proceeds from warrant transactions described in “Convertible Note Hedge and Warrant Transactions”) to pay the net cost of the convertible note hedge transactions entered into in connection with the Convertible Notes Offering.

Elon Musk Share Purchase:	Elon Musk, Chief Executive Officer of the Issuer and Chairman of the Board of Directors of the Issuer, is purchasing a total of 95,420 shares of Common Stock for an aggregate purchase price of approximately $25.0 million in the Common Stock Offering at the public offering price.

Changes to Information in the Preliminary Prospectus Supplement:

The following changes are made to the information set forth in the Preliminary Prospectus Supplement, and will be reflected in the final prospectus supplement for the Convertible Notes Offering.

The following information set forth under the heading “Summary Consolidated Financial Data” in the Preliminary Prospectus Supplement, and will be reflected in the final prospectus supplement for the Convertible Notes Offering as follows:

	As of December 31, 2016
	Actual	As Adjusted for this Offering	As Further Adjusted for this Offering and the Concurrent Common Stock Offering
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,393,216	$4,101,524	$4,448,953
Restricted cash(1)	373,684	373,684	373,684
Working capital	432,791	1,141,099	1,488,528
Property, plant and equipment, net	5,982,957	5,982,957	5,982,957
Total assets	22,664,076	23,372,384	23,719,813
Total current liabilities	5,827,005	5,827,005	5,827,005
Long-term debt and capital leases, net of current portion(2)	5,860,049	6,710,049	6,710,049
Solar bonds issued to related parties, net of current portion	99,164	99,164	99,164
Convertible senior notes issued to related parties	10,287	10,287	10,287
Resale value guarantees, net of current portion	2,210,423	2,210,423	2,210,423
Total stockholders’ equity(3)	4,752,911	4,621,416	4,968,845

(1)	Restricted cash was comprised primarily of cash as collateral related to our sales to lease partners with a resale value guarantee and for letters of credit including for our real estate leases, and insurance policies. In addition, restricted cash included cash received from certain fund investors that had not been released for use by us, cash held to service certain payments under various secured debt facilities, including management fees, principal and interest payments, and balances collateralizing outstanding letters of credit, outstanding credit card borrowing facilities and obligations under certain operating leases.
(2)	Reflects on an as-adjusted basis the issuance of $850.0 million aggregate principal amount of 2.375% Convertible Senior Notes due 2022 in this offering. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown above for the notes offered hereby is the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in additional paid-in capital on our consolidated balance sheet.
(3)	As noted in footnote (2), in accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown above for the notes offered hereby is the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in additional paid-in capital on our consolidated balance sheet.

The following information set forth under the heading “Capitalization” in the Preliminary Prospectus Supplement, and will be reflected in the final prospectus supplement for the Convertible Notes Offering as follows:

CAPITALIZATION

The following table sets forth the Issuer’s cash and cash equivalents, restricted cash, the current portion of the Issuer’s long-term debt and capital leases and the Issuer’s solar bonds issued to related parties and total capitalization as of December 31, 2016:

•	on an actual basis;

•	on an as-adjusted basis to give effect to the offering of Notes (assuming the underwriters do not exercise their over-allotment option to purchase additional notes) after deducting the underwriting discount and the Issuer’s estimated offering expenses, and the application of the net proceeds from this offering and its concurrent Common Stock Offering to pay the cost of the convertible note hedge and warrant transactions entered into in connection with the Convertible Notes Offering (after such cost is partially offset by the proceeds to us from the warrant transactions), as described in “Use of Proceeds”; and

•	on an as-further-adjusted basis to give effect to the sale of the shares in the concurrent Common Stock Offering (assuming the underwriters do not exercise their option to purchase additional shares of Common Stock), based on the public offering price of $262.00 per share, after deducting the underwriting discount and the Issuer’s estimated offering expenses.

You should read this table in conjunction with “Use of Proceeds” as well as the Issuer’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Issuer’s consolidated financial statements, including the related notes, incorporated by reference into this prospectus supplement and the accompanying prospectus from the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2016, incorporated by reference herein.

	As of December 31, 2016
	Actual	As Adjusted for the Notes Offering	As Further Adjusted for the Notes Offering and the Concurrent Common Stock Offering
		(unaudited)
	(in thousands, except per share data)
Cash and cash equivalents	$3,393,216	$4,101,524	$4,448,953

Restricted cash	$373,684	$373,684	$373,684

Current portion of long-term debt and capital leases(1)	$984,211	$984,211	$984,211

Current portion of solar bonds issued to related parties	$165,936	$165,936	$165,936

Long-Term Debt:
2.375% Convertible Senior Notes due 2022 offered hereby(2)	$—	$850,000	$850,000
Other long-term debt and capital leases, net of current portion(3)(4)	5,860,049	5,860,049	5,860,049
Solar bonds issued to related parties, net of current portion	99,164	99,164	99,164
Convertible senior notes issued to related parties	10,287	10,287	10,287
Stockholders’ equity:
Preferred stock, par value $0.001; 100,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	—	—	—
Common stock, par value $0.001; 2,000,000 shares authorized; 161,561 shares issued and outstanding, actual; 162,897 shares issued and outstanding, as adjusted and as further adjusted	161	161	163

	As of December 31, 2016
	Actual	As Adjusted for the Notes Offering	As Further Adjusted for the Notes Offering and the Concurrent Common Stock Offering
		(unaudited)
	(in thousands, except per share data)
Additional paid-in capital	7,773,727	7,642,232	7,989,658
Accumulated other comprehensive loss	(23,740)	(23,740)	(23,740)
Accumulated deficit	(2,997,237)	(2,997,237)	(2,997,237)

Total stockholders’ equity	4,752,911	4,621,416	4,968,845

Total capitalization	$10,722,411	$11,440,916	$11,788,345

(1)	During the fourth quarter of 2016, the closing price of the Common Stock exceeded 130% of the applicable conversion price of the Issuer’s 1.50% Convertible Senior Notes due 2018 on at least 20 of the last 30 consecutive trading days of the quarter. Therefore, holders of 1.50% Convertible Senior Notes due 2018 may convert their notes during the first quarter of 2017. As such, the Issuer classified the $196.2 million carrying value of the Issuer’s 1.50% Convertible Senior Notes due 2018 as current liabilities and classified $8.8 million, representing the difference between the aggregate principal amount of the Issuer’s 1.50% Convertible Senior Notes due 2018 of $205.0 million and the carrying value of the notes, as mezzanine equity on the Issuer’s condensed consolidated balance sheet as of December 31, 2016. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. The amount shown in the table above for the 1.50% Convertible Senior Notes due 2018 reflects the carrying value as of December 31, 2016. ASC 470-20 does not affect the actual amount that the issuer is required to repay. The Issuer had $205.0 million in aggregate principal amount of its 1.50% Convertible Senior Notes due 2018 outstanding as of December 31, 2016.
(2)	Reflects on an as-adjusted basis the issuance of $850.0 million aggregate principal amount of 2.375% Convertible Senior Notes due 2022 offered hereby. As noted in footnote (1), in accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that the Issuer is required to repay, and the amount shown above for the notes offered hereby is the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that the Issuer is required to recognize or the increase in additional paid-in capital on its consolidated balance sheet.
(3)	As noted in footnote (1), in accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. The amount shown in the table above for the 0.25% Convertible Senior Notes due 2019 and the 1.25% Convertible Senior Notes due 2021 reflects the carrying value as of December 31, 2016. ASC 470-20 does not affect the actual amount that the Issuer is required to repay. The Issuer had $920.0 million in aggregate principal amount of its 0.25% Convertible Senior Notes due 2019 and $1.4 billion in aggregate principal amount of its 1.25% Convertible Senior Notes due 2021 outstanding as of December 31, 2016.
(4)	As of December 31, 2016, the Issuer had borrowed $969.0 million under the Credit Agreement.

The number of shares of Common Stock that will be outstanding after this offering is based on the 161,560,871 shares outstanding as of December 31, 2016 and excludes:

•	12,875,422 shares of Common Stock issuable upon the exercise of options outstanding at December 31, 2016 at a weighted average exercise price of $96.50 per share;

•	4,082,089 shares of Common Stock issuable upon the vesting of restricted stock units outstanding at December 31, 2016;

•	6,492,564 shares of Common Stock reserved for future issuance under the Issuer’s stock-based compensation plans, consisting of 4,698,501 shares of Common Stock reserved for issuance under its Amended and Restated 2010 Equity Incentive Plan and 1,794,063 shares of Common Stock reserved for issuance under its 2010 Employee Stock Purchase Plan and shares that become available under the Amended and Restated 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan pursuant to provisions thereof that may automatically increase the share reserves under the plans each year;

•	the shares of Common Stock reserved for issuance upon conversion of the Issuer’s Existing Convertible Notes and the warrant transactions entered into in connection with the issuance of these notes;

•	the shares of Common Stock reserved for issuance upon conversion of the SolarCity Convertible Notes; and

•	the shares of Common Stock to be reserved for issuance upon conversion of the notes being offered hereby and the warrant transactions being entered into in connection therewith.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the Convertible Notes Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526, Deutsche Bank Securities Inc., toll free at (800) 503-4611, Citigroup Global Markets Inc., toll free at (800) 831-9146, Morgan Stanley & Co. LLC., toll free at (866) 718-1649, Barclays Capital Inc., toll free at (888) 603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at (800) 294-1322, or Credit Suisse Securities (USA) LLC, toll free at (800) 221-1037.

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